Exhibit 99.3

eGISTICS, Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

U.S. DOLLARS IN THOUSANDS

UNAUDITED

eGISTICS, INC.

CONDENSED CONSOLIDATED
BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2014	2013
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,361	$1,547
Trade receivables (net of allowance for doubtful accounts of $14 and $74 at June 30, 2014 and December 31, 2013, respectively)	1,750	1,517
Other accounts receivable and prepaid expenses	333	283

Total current assets	3,444	3,347

LONG-TERM ASSETS:
Other assets	185	120
Long-term restricted cash	37	37
Property and equipment, net	1,045	630
Goodwill	8,194	8,194

Total long-term assets	9,461	8,981

Total assets	$12,905	$12,328

The accompanying notes are an integral part of the interim consolidated financial statements.

eGISTICS, INC.

CONDENSED CONSOLIDATED
BALANCE SHEETS

U.S. dollars in thousands (except stock and per stock data)

	June 30,	December 31,
	2014	2013
	Unaudited	Audited
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$436	$377
Deferred revenues	1,199	1,404
Accrued expenses and other accounts payable	2,135	1,641
Current maturities of convertible loan	3,364	3,364
Current maturities of long-term loan	353	344

Total current liabilities	7,487	7,130

LONG-TERM LIABILITIES:

Non-current deferred revenues	2,214	2,276
Long-term loan	417	596
Other long-term liabilities	521	300

Total long-term liabilities	3,152	3,172

COMMITMENTS, CONTINGENCIES AND CHARGES

STOCKHOLDERS' EQUITY :
Stock capital -
Stock of $ 0.0001 par value - Authorized: 130,000,000 stocks at June 30, 2014 and December 31,2013; Issued and outstanding: 6,552,265 stocks at June 30, 2014 and December 31, 2013, respectively	1	1
Preferred A stock of $ 0.0001 par value - Authorized: 1,532,668 stocks at June 30, 2014 and December 31, 2013;	-	-
Preferred B stock of $ 0.0001 par value - Authorized: 560,716 stocks at June 30, 2014 and December 31, 2013; Issued and outstanding: 150,500 stocks at June 30, 2014 and December 31, 2013, respectively; Liquidation preference of $151	-	-
Preferred C stocks of $ 0.0001 par value - Authorized: 6,300,000 stocks at June 30, 2014 and December 31, 2013; Issued and outstanding: 925,000 stocks at June 30, 2014 and December 31, 2013, respectively; Liquidation preference of $352	-	-
Preferred D stocks of $ 0.0001 par value - Authorized: 51,107,476 stocks at June 30, 2014 and December 31, 2013; Issued and outstanding: 46,650,329 and 45,742,988 stocks at June 30, 2014 and December 31, 2013, respectively; Liquidation preference of $22,159 at June 30, 2014	4	4
Preferred E stocks of $ 0.0001 par value - Authorized: 38,745,448 stocks at June 30, 2014 and December 31, 2013; Issued and outstanding: 17,594,953 and 17,252,734 stocks at June 30, 2014 and December 31, 2013, respectively; Liquidation preference of $8,358 at June 30, 2014	2	2
Additional paid in capital	33,555	33,011
Accumulated deficit	(31,296)	(30,991)

Total stockholders' equity	2,266	2,026

Total liabilities and stockholders' equity	$12,905	$12,328

The accompanying notes are an integral part of the interim consolidated financial statements.

eGISTICS, INC.

STATEMENTS OF CONDENSED CONSOLIDATED INCOME

U.S. dollars in thousands

	Six months ended June 30,
	2014	2013
	Unaudited	Unaudited

Revenues	$5,302	$5,413

Cost of revenues	2,378	2,406

Gross profit	2,924	3,007

Operating costs and expenses:
Research and development, net	545	504
Selling and marketing	743	675
General and administrative	1,103	969

Total operating costs and expenses	2,391	2,148

Operating income	533	859
Financial expenses , net	229	212
Taxes expenses	13	27

Net income	$291	$620

The accompanying notes are an integral part of the interim consolidated financial statements.

eGISTICS, INC.

CONDENSED CONSOLIDATED
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

U.S. dollars in thousands (except stock data)

						Additional		Total
	Common stocks		Preferred stocks			paid-in	Accumulated	stockholders'
	Number	Amount	Number	Amount		capital	Deficit	equity

Balance as of January 1, 2013 (Audited)	6,552,265	$1	61,625,020	$6		$31,850	$(30,703)	$1,154

Declaration of dividend on Series D and E preferred	-	-	1,201,038	*	)	570	(570)	-
Net income	-	-	-	-		-	620	620

Balance as of June 30, 2013 (Unaudited)	6,552,265	1	62,826,058	6		32,420	(30,653)	1,774

Declaration of dividend on Series D and E preferred	-	-	1,245,164	*	)	591	(591)	-
Net income	-	-		-		-	252	252

Balance as of December 31, 2013 (Audited)	6,552,265	1	64,071,222	6		33,011	(30,992)	2,026

Declaration of dividend on Series D and E preferred	-	-	1,249,560	*	)	595	(595)	-
Exercise of put option on warrants	-	-	-	-		(51)	-	(51)
Net income	-	-	-	-		-	291	291

Balance as of June 30, 2014 (Unaudited)	6,552,265	$1	65,320,782	$6		$33,555	$(31,296)	$2,266

*) Stands for an amount less than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

eGISTICS, INC.
CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2014	2013
	Unaudited

Cash flows from operating activities:

Net income	$291	$620
Depreciation	96	103
Adjustments to reconcile net income to net
cash provided by operating activities:
Decrease (increase) in trade receivables, net	(233)	726
Decrease in deferred revenues	(267)	(424)
Increase in other accounts receivable and prepaid expenses	(50)	(28)
Decrease (increase) in other assets	(65)	9
Increase (decrease) in trade payables	59	(116)
Increase in accrued expenses and other accounts payable	349	150

Net cash provided by operating activities	180	1,040

Cash flows from investing activities:

Increase in capital leases	366	148
Purchase of property and equipment	(511)	(256)

Net cash used in investing activities	(145)	(108)

Cash flows from financing activities:

Payment of put option on warrants	(51)	-
Repayment of long-term loan	(170)	(51)

Net cash used in financing activities	(221)	(51)

Increase (decrease) in cash and cash equivalents	(186)	881
Cash and cash equivalents at the beginning of the period	1,547	115

Cash and cash equivalents at the end of the period	$1,361	$996

Supplemental disclosure of cash flows:

Cash paid during the period for:

Tax	$17	$21
Interest	$60	$42

Supplemental disclosure of non-cash flow information:

Declaration of dividend	$595	$570

The accompanying notes are an integral part of the interim consolidated financial statements.

eGISTICS, INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.	Business and organization:

eGistics, Inc. ("the Company") is a privately-held Delaware Corporation.

The Company provides immediate secure access to critical content from anywhere in the world using customized, applied service provider delivered storage and retrieval services. The Company also provides the following services: document scanning, production of images to compact disc or digital video disc media, image archive, and web access to images. The Company is headquartered in Dallas, Texas and has additional operations in Massachusetts.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited Interim Financial Information:

The accompanying condensed consolidated balance sheet as of June 30, 2014, condensed consolidated statements of income for the six months ended June 30, 2013 and 2014, condensed consolidated statements of stockholders’ equity as of June 30, 2013 and 2014  and condensed consolidated statements of cash flows for the six months ended June 30, 2013 and 2014 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's financial position as of June 30, 2014, the results of operations for the six months ended June 30, 2013 and 2014 and the cash flows for the six months ended June 30, 2013 and 2014.

These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2013 included in this current report on Form 6-K .

Results for the six months ended June 30, 2014 are not necessarily indicative of results that may be expected for the year ending December 31, 2014.

b.
Use of estimates

The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

eGISTICS, INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Fair value of financial instruments:

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period. There have been no transfers between fair value measurements levels during the six months ended June 30, 2014.

The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -
Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -
Unobservable inputs reflecting our own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

NOTE 3:-	COMMITMENTS, CONTINGENCIES AND CHARGES

The Company has entered into non-cancelable operating lease agreements for the lease of its facilities and certain equipment. In addition, the company signed on a long term capital agreements in relation to the lease of equipment. The leasing deposits are presented in the long-term deposits and other account receivables.

As of June 30, 2014, the Company is required to make the following minimum lease payments under its operating and capital leases:

2014	$199
2015	500
2016	462
2017	254
2018 and thereafter	384
Total	$1,799

eGISTICS, INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	COMMITMENTS, CONTINGENCIES AND CHARGES (Cont.)

Rental expenses for capital leases, for both office and equipment rent and capital leases amounted to $ 167 and $ 160 for the periods ended June 30, 2013 and 2014, respectively.

NOTE 4:-	STOCKHOLDERS' EQUITY

a.	Options to employees, management and directors:

The Company has a stock option plan under which directors, key employees and service providers may be granted options to purchase the Company’s Common Stock. The Company has reserved 8,484,865 stocks of stock for issuance under this plan. Nonstatutory stock options and stock purchase rights may be granted to non-employees under the plan. Incentive stock options may be granted only to employees. To the extent that the aggregate fair market value of the stocks with respect to which incentive stock options are exercisable for the first time by the optionee during any calendar year exceeds $100 , such options shall be treated as nonstatutory stock options. The exercise price of options granted under the plan cannot be less than the fair market value of the stock on the date of grant or less than 110% of the fair market value of the stock for employees who, at the time of grant, own stocks representing more than ten percent of the voting stock.

The options have terms of 10 years and vest ratably over a four to five year period.

The options outstanding and changes for the period ended June 30, 2014 are as follows:

	Number	Average exercise price

Options outstanding at the beginning of the year	4,380,000	$0.05
Granted	-	-
Exercised	-	-
Forfeited	(650,000)

Options outstanding at the end of the period	3,730,000	$0.05

Vested and expected to vest	3,730,000	$0.05

Options exercisable at the end of the period	3,730,000	$0.05

Options expenses are not presented due to immateriality.

Aggregate intrinsic value of the options was not presented as the stock fair value is lower than the exercise price.

eGISTICS, INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	STOCKHOLDERS' EQUITY (Cont.)

The options outstanding and changes for the period ended June 30, 2013 are as follows:

	Number	Average exercise price

Options outstanding at the beginning of the year	4,904,000	$0.05
Granted	-	-
Exercised	-	-
Forfeited	(29,000)

Options outstanding at the end of the period	4,875,000	$0.05

Vested and expected to vest	4,875,000	$0.05

Options exercisable at the end of the period	4,875,000	$0.05

As discussed at Note 6, all stock options outstanding July 16, 2014 were cancelled.

b.	Common and preferred stock:

The Company had two classes of $.0001 par value capital stock outstanding at June 30, 2014 designated “Common Stock” and “Preferred Stock.” Five series of preferred stock have been issued designated as Series A, B, C, D and E.

The holders of Series D and E Preferred Stock are entitled to receive dividends prior to any declaration or payment of dividends on the Series A, B or C Preferred Stock or Common Stock at the rate of 4% per annum ($0.019 per stock) on each outstanding stock of Series D and E Preferred Stock as adjusted. Such dividends are cumulative and are payable on June 30 and December 31. At the written election of holders of sixty percent of the outstanding stocks of Series D and E, Preferred Stock dividends are paid in stocks of Series D and E Preferred Stock respectively, or in cash. Any dividends paid in stocks of Series D and E Preferred Stocks are paid at the effective Series D and E conversion price. Such dividends are cumulative and are payable on June 30 and December 31.

During 2013, 1,776,255 stocks of Series D Preferred Stock were issued to satisfy Series D dividend requirements. 669,947 stocks of Series E Preferred Stock were issued to satisfy Series E dividend requirements.

During 2014, 907,341 stocks of Series D Preferred Stock were issued to satisfy Series D dividend requirements. 342,219 stocks of Series E Preferred Stock were issued to satisfy Series E dividend requirements.

c.	Warrants

In 2006, the Company issued warrants (Preferred Warrants) that expire in May 2016 and remain outstanding at June 30, 2014. The warrants allow the holders to purchase 833,683 stocks of Series D Preferred Stock for $0.475 per stock.

eGISTICS, INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	STOCKHOLDERS' EQUITY (Cont.)

In 2009, the Company issued warrants for Common Stock that expire in 2014. The warrants allowed the holders to purchase 2,905,263 Common Stock for $0.05 per stock per stock.

In 2009, the Company issued warrants (Preferred Warrants) that expire in 2019. The warrants allow the holders to purchase 292,645 stocks of Series E Preferred Stock for $0.475 per stock.  In March 2014, the Company exercised a Put option on the warrants to preferred E stocks in the total amount of $51, the warrants have been terminated entirely and are void with no effect.

In 2010, the Company issued warrants for Common Stock that will expire in 2015. The warrants allowed the holders to purchase 1,401,785 Common Stock for $0.01 per stock.

As discussed at Note 6, all warrants, common and Preferred B and C stock, that were outstanding at July 16, 2014 have been cancelled and ceased to exist. Furthermore, each stock of Preferred  D and E  issued and outstanding at July 16, 2014 have been converted into the right to receive Merger Consideration in an amount equal to the Preferred  D and E  per stock amount, without interest.

NOTE 5:-	LONG TERM LOAN

a.
In March 2013, the Company entered into a revolving advance agreement with a financial institution to borrow up to $1,000 bearing interest monthly at a floating per annum rate equal to the greater of (i) 1% above the Prime rate or (ii) 4.25%. The revolving advance is secured by an interest in certain intellectual property and is subject to financial and non-financial covenants. The Company was in compliance with all covenants as of June 30, 2014. The revolving advance had a maturity date of August 1, 2014. There was no balance outstanding under the revolving advance as at June 30, 2014.

In August 2013, the Company entered into a senior term loan facility totaling $1,000 with a financing institution. The Company is required to repay the senior term loan monthly in thirty-six equal installments plus interest. The senior term loan bears an interest rate equal to 2% above the prime rate. The senior term loan is secured by an interest in certain intellectual property and is subject to financial and non-financial covenants. The Company was in compliance with all covenants as of June 30, 2014.

As discussed at Note 6, all debt outstanding July 16, 2014 was fully repaid and all warrants were cancelled.

eGISTICS, INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	SUBSEQUENT EVENT

In July 2014, the Company entered an agreement with Top Image System LTD. ("TIS"), a public traded Company to be purchased by TIS (the "Acquisition"). On July 16, 2014 (the “Closing Date”), TIS acquired the shares of eGistics. Under the terms of the agreement, the total consideration of $17,271 for the Acquisition (the "Merger Consideration") is comprised of aggregate cash consideration in total amount of $8,271, net of working capital adjustment and aggregate stock consideration of $9,000 attributed to 2,353,310 TIS shares

Subject to the Acquisition, all indebtedness of the Company outstanding as of the Closing Date were fully repaid and, all stock options, warrants, common and Preferred B and C stock, that were outstanding prior to the Closing Date have been cancelled and ceased to exist and no consideration has been delivered in exchange therefore.

Each stock of Preferred D and E issued and outstanding immediately prior to the Closing Date  have been converted into the right to receive Merger Consideration in an amount equal to the Preferred D and E per stock amount, without interest.

b.
For its interim financial statements as of June 30, 2014 and for the six month period then ended, the Company evaluated subsequent events through September 30, 2014, the date that the consolidated financial statements were issued.